SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13E-3
(AMENDMENT NO. 1)

RULE 13e-3 TRANSACTION STATEMENT
(Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

NCO GROUP, INC.
(Name of the Issuer)

NCO Group, Inc.
Michael J. Barrist
(Name of Person(s) Filing Statement)

Common Stock, no par value per share
(Title of Class of Securities)

628858102
(CUSIP Number of Class of Securities)

NCO Group, Inc. Attention: John Schwab 507 Prudential Road Horsham, Pennsylvania 19044 (215) 441-3000	Michael J. Barrist c/o NCO Group, Inc. 507 Prudential Road Horsham, Pennsylvania 19044 (215) 441-3000

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications on Behalf of Persons Filing Statement)

Copy to:

Lawrence Wiseman, Esq. Francis Dehel, Esq. Melissa Palat Murawsky, Esq. Blank Rome LLP One Logan Square Philadelphia, PA 19103 (215) 569-5500	Robert J. Raymond, Esq. Cleary Gottlieb Steen & Hamilton LLP One Liberty Plaza New York, NY 10006 (212) 225-2662	Bob F. Thompson, Esq. Bass, Berry & Sims PLC AmSouth Center 315 Deaderick Street, Suite 2700 Nashville, TN 37238 (615) 742-6200

This statement is filed in connection with (check the appropriate box):

a.	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14-C or Rule 13e-3(c) under the Securities Exchange Act of 1934 (the “Act”).

b.	The filing of a registration statement under the Securities Act of 1933.

c.	A tender offer.

d.	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:

Check the following box if the filing is a final amendment reporting the results of the transaction:

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
$ 922,125,065.21	$98,668

*	Calculated solely for purposes of determining the filing fee. The transaction value was determined by adding (a) the product of 32,403,082 shares of Common Stock that are proposed to be acquired in the merger multiplied by the merger consideration of $27.50 per share, plus (b) $22,234,158.97, the amount expected to be paid to holders of outstanding stock options to purchase shares of Common Stock with an exercise price of less than $27.50 per share, plus (c) $7,682,757.50, the amount expected to be paid to holders of 279,373 outstanding restricted stock units, plus (d) $1,123,393.74, the amount expected to be paid to holders of outstanding warrants to purchase shares of Common Stock with an exercise price of less than $27.50 per share.

**	The filing fee, calculated in accordance with Exchange Act Rule 0-11, and Fee Advisory #5 for Fiscal Year 2006, was calculated by multiplying the transaction value by 0.0107%.

Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) under the Act and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $ 98,668

Form or Registration No.: Schedule 14A

Filing Party: NCO Group, Inc.

Date Filed: August 14, 2006

Introduction

     This Rule 13E-3 Transaction Statement on Schedule 13E-3, together with the exhibits hereto (the “Statement”), is being filed with the Securities and Exchange Commission by (1) NCO Group, Inc., a Pennsylvania corporation (the “Company” or “NCO”), the issuer of common stock, no par value per share (the “Common Stock”), that is subject to the Rule 13e-3 transaction, and (2) Michael J. Barrist, the Chairman and Chief Executive Officer of the Company (together with the Company, the “Filing Persons”).

     Pursuant to the Agreement and Plan of Merger (the “Merger Agreement”), dated as of July 21, 2006, among the Company, Collect Holdings, Inc., a Delaware corporation (“Parent”), and Collect Acquisition Corp., a Pennsylvania corporation and wholly owned subsidiary of Parent (“Acquisition”), Acquisition will merge with and into the Company, and the Company will continue as the surviving corporation and a wholly owned subsidiary of Parent (the “Merger”). All of NCO’s and Acquisition’s rights and obligations will become those of the surviving corporation. At the effective time of the Merger, each share of Common Stock issued and outstanding immediately prior to the effective time of the Merger will automatically be cancelled and converted into the right to receive $27.50 in cash, without interest, other than shares held in the treasury of the Company, owned by Parent (including shares contributed to Parent in exchange for equity securities of Parent by members of NCO’s current senior management and their respective affiliates who are invited to and elect to invest in Parent) or owned by Acquisition, all of which will be canceled without any payment. We refer to members of NCO’s current senior management (and their respective affiliates) who are invited to and elect to invest in Parent by contributing shares of Common Stock to Parent in exchange for equity securities of Parent or who otherwise purchase equity securities of Parent in connection with the consummation of the Merger as “management participants.”

     The Merger Agreement also provides that all of NCO’s outstanding options that permit such treatment (or are held by option holders who have agreed to such treatment) will be canceled and, whether or not vested, each holder thereof will receive a payment in cash equal to the product of (i) the excess, if any, of $27.50 over the exercise price per share of Common Stock subject to such option, multiplied by (ii) the number of shares of Common Stock subject to such option as of the effective time of the Merger, less applicable withholding taxes. NCO’s stock options that do not permit such treatment (and whose holders have not otherwise agreed to such treatment) will remain outstanding after the Merger; provided that, from and after the effective time of the Merger, such options shall be exercisable, upon payment of the applicable exercise price, solely for a payment in cash from the surviving corporation equal to $27.50 multiplied by the number of shares of Common Stock for which such option is both exercisable and being exercised, less applicable withholding taxes. All outstanding restricted stock units (“RSUs”) will be canceled as of the effective time of the Merger and each holder of an RSU, whether or not vested, will be entitled to receive a payment in cash, without interest, equal to $27.50 multiplied by the total number of shares of Common Stock subject to such RSU as of the effective time of the Merger, less any applicable tax withholding. Each warrant to purchase Common Stock will, as of the effective time of the Merger, be exercisable upon payment of the applicable exercise price solely for a payment in cash from the surviving corporation equal to $27.50 multiplied by the total number of shares of Common Stock subject to such warrant.

     Except for the management participants, no current shareholder of NCO will, directly or indirectly, have any ownership interest in, or be a shareholder of, NCO after the completion of the Merger. As a result, NCO’s current shareholders (other than the management participants, indirectly through their interest in Parent) will not benefit from any future increase in NCO’s value, nor will they bear the risk of any future decrease in NCO’s value.

     Concurrently with the filing of this Schedule 13E-3, NCO is filing with the Securities and Exchange Commission a preliminary Proxy Statement (the “Proxy Statement”) under Regulation 14A of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), relating to a special meeting of NCO’s shareholders at which NCO’s shareholders will consider and vote upon, among other things, a proposal to adopt the Merger Agreement. At the special meeting, the adoption of the Merger Agreement requires the affirmative vote of each of (i) a majority of the votes cast by all shareholders entitled to vote, (ii) a majority of the votes cast by all shareholders entitled to vote (other than management participants), voting as a separate class, and (iii) a majority of the votes cast by all management participants, voting as a separate class. Mr. Barrist has agreed to vote “FOR” the adoption of the Merger Agreement. If other current members of senior management become management participants, their rollover agreements will require them to agree to vote “FOR” the adoption of the Merger Agreement.

     The cross references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Proxy Statement of the information required to be included in response to the items of Schedule 13E-3. The information contained in the Proxy Statement, including all annexes thereto, is incorporated in its entirety herein by this reference, and the responses to each Item in this Schedule 13E-3 are qualified in their entirety by the information contained in the Proxy Statement.

     All information contained in this Statement concerning either of the Filing Persons has been provided by such Filing Person and no other Filing Person, including NCO, takes responsibility for the accuracy of any information not supplied by such Filing Person.

     The filing of this Statement shall not be construed as an admission by either Filing Person or by any affiliate of a Filing Person, that NCO is “controlled” by Mr. Barrist, or that Mr. Barrist is an “affiliate” of NCO within the meaning of Rule 13e-3 under Section 13(e) of the Exchange Act.

Item 1.     Summary Term Sheet

Regulation M-A Item 1001

The information set forth in the Proxy Statement under the caption “SUMMARY TERM SHEET” is incorporated herein by reference.

Item 2.     Subject Company Information

Regulation M-A Item 1002

(a)	Name and Address. The Company’s name and the address and telephone number of its principal executive offices are as follows:

NCO Group, Inc.
507 Prudential Road
Horsham, Pennsylvania 19044
(215) 441-3000

(b)	Securities. The information set forth in the Proxy Statement under the caption “THE SPECIAL MEETING – Record Date, Quorum and Voting Power” is incorporated herein by reference.

(c)	Trading Market and Price. The information set forth in the Proxy Statement under the caption “MARKET PRICES AND DIVIDEND INFORMATION” is incorporated herein by reference.

(d)	Dividends. The information set forth in the Proxy Statement under the caption “MARKET PRICES AND DIVIDEND INFORMATION” is incorporated herein by reference.

(e)	Prior Public Offerings. None.

(f)	Prior Stock Purchases. The information set forth in the Proxy Statement under the caption “TRANSACTIONS IN SHARES OF NCO COMMON STOCK” is incorporated herein by reference.

Item 3.     Identity and Background of Filing Person(s)

Regulation M-A Item 1003

(a)	Name and address. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“THE PARTIES INVOLVED IN THE MERGER”

“INFORMATION REGARDING THE TRANSACTION PARTICIPANTS”

(b)	Business and background of entities. Not applicable.

(c)	Business and background of natural persons. The information set forth in the Proxy Statement under the caption “INFORMATION REGARDING THE TRANSACTION PARTICIPANTS” is incorporated herein by reference.

Item 4.     Terms of the Transaction

Regulation M-A Item 1004

(a)	(1)	Material terms. Tender offers. Not applicable.

(2)	Material terms. Mergers or Similar Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

“THE SPECIAL MEETING – Required Vote”

“SPECIAL FACTORS”

“THE MERGER AGREEMENT”

ANNEX A – Agreement and Plan of Merger, dated as of July 21, 2006, among Collect Holdings, Inc., Collect Acquisition Corp. and NCO Group, Inc.

(c)	Different terms. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS – Certain Effects of the Merger”

“SPECIAL FACTORS – Interests of Executive Officers and Directors in the Merger”

“THE MERGER AGREEMENT – Treatment of NCO Stock, Stock Options, RSUs and Warrants”

“ROLLOVER AGREEMENT”

(d)	Appraisal rights. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“THE SPECIAL MEETING – Absence of Dissenters’ Rights”

“NO DISSENTERS’ RIGHTS”

(e)	Provisions for unaffiliated security holders. The information set forth in the Proxy Statement under “SPECIAL FACTORS – Background of the Merger” is incorporated herein by reference. There have been no other provisions in connection with this transaction to grant unaffiliated security holders access to the corporate files of the Filing Persons or to obtain counsel or appraisal services at the expense of the Filing Persons.

(f)	Eligibility for listing or trading. Not applicable.

Item 5.     Past Contacts, Transactions, Negotiations and Agreements

Regulation M-A 1005

(a)	Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS – Background of the Merger”

“SPECIAL FACTORS – Interests of Executive Officers and Directors in the Merger”

“PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS”

“TRANSACTIONS IN SHARES OF NCO COMMON STOCK”

(b)	Significant corporate events. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

“SPECIAL FACTORS – Background of the Merger”

“SPECIAL FACTORS – Interests of Executive Officers and Directors in the Merger”

“THE MERGER AGREEMENT”

“PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS”

ANNEX A – Agreement and Plan of Merger, dated as of July 21, 2006, among Collect Holdings, Inc., Collect Acquisition Corp. and NCO Group, Inc.

(c)	Negotiations or contacts. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS – Background of the Merger”

“INFORMATION REGARDING THE TRANSACTION PARTICIPANTS”

“PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS”

(e)	Agreements involving the subject company’s securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

“SPECIAL FACTORS – Interests of Executive Officers and Directors in the Merger”

“THE MERGER AGREEMENT”

“ROLLOVER AGREEMENT”

“INFORMATION REGARDING THE TRANSACTION PARTICIPANTS”

“PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS”

“TRANSACTIONS IN SHARES OF NCO COMMON STOCK”

“COMMON STOCK OWNERSHIP OF DIRECTORS, EXECUTIVE OFFICERS AND CERTAIN BENEFICIAL OWNERS”

ANNEX A – Agreement and Plan of Merger, dated as of July 21, 2006, among Collect Holdings, Inc., Collect Acquisition Corp. and NCO Group, Inc.

Item 6.     Purpose of the Transaction and Plans or Proposals

Regulation M-A Item 1006

(b)	Use of securities acquired. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

“SPECIAL FACTORS – Purposes and Reasons for the Merger and Plans for NCO after the Merger”

“SPECIAL FACTORS – Certain Effects of the Merger”

“THE MERGER AGREEMENT – Structure”

“THE MERGER AGREEMENT – Treatment of NCO Stock, Stock Options, RSUs and Warrants”

ANNEX A – Agreement and Plan of Merger, dated as of July 21, 2006, among Collect Holdings, Inc., Collect Acquisition Corp. and NCO Group, Inc.

(c)	(1)-(8) Plans. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

“SPECIAL FACTORS – Background of the Merger”

“SPECIAL FACTORS – Purposes and Reasons for the Merger and Plans for NCO after the Merger”

“SPECIAL FACTORS – Certain Effects of the Merger”

“SPECIAL FACTORS – Financing”

“SPECIAL FACTORS – Interests of Executive Officers and Directors in the Merger”

“THE MERGER AGREEMENT”

“ROLLOVER AGREEMENT”

ANNEX A – Agreement and Plan of Merger, dated as of July 21, 2006, among Collect Holdings, Inc., Collect Acquisition Corp. and NCO Group, Inc.

Item 7.     Purposes, Alternatives, Reasons and Effects

Regulation M-A Item 1013

(a)	Purposes. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

“SPECIAL FACTORS – Background of the Merger”

“SPECIAL FACTORS – Recommendations of NCO’s Special Committee and NCO’s Board of Directors”

“SPECIAL FACTORS – Reasons for the Special Committee’s Recommendation”

“SPECIAL FACTORS – Reasons for the Board’s Recommendation”

“SPECIAL FACTORS – Purposes and Reasons for the Merger and Plans for NCO after the Merger”

(b)	Alternatives. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS – Background of the Merger”

“SPECIAL FACTORS – Reasons for the Special Committee’s Recommendation”

“SPECIAL FACTORS – Reasons for the Board’s Recommendation”

“SPECIAL FACTORS – Purposes and Reasons for the Merger and Plans for NCO after the Merger”

“SPECIAL FACTORS – Effects on NCO if the Merger is Not Completed”

(c)	Reasons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

“SPECIAL FACTORS – Background of the Merger”

“SPECIAL FACTORS – Recommendations of NCO’s Special Committee and NCO’s Board of Directors”

“SPECIAL FACTORS – Reasons for the Special Committee’s Recommendation”

“SPECIAL FACTORS – Reasons for the Board’s Recommendation”

“SPECIAL FACTORS – Position of Michael J. Barrist Regarding Fairness of the Merger”

“SPECIAL FACTORS – Purposes and Reasons for the Merger and Plans for NCO after the Merger”

(d)	Effects. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

“SPECIAL FACTORS – Background of the Merger”

“SPECIAL FACTORS – Purposes and Reasons for the Merger and Plans for NCO after the Merger”

“SPECIAL FACTORS – Certain Effects of the Merger”

“SPECIAL FACTORS – Effects on NCO if the Merger is Not Completed”

“SPECIAL FACTORS” – Interests of Executive Officers and Directors in the Merger”

“SPECIAL FACTORS – Material U.S. Federal Income Tax Consequences of the Merger”

“THE MERGER AGREEMENT”

“ROLLOVER AGREEMENT”

ANNEX A – Agreement and Plan of Merger, dated as of July 21, 2006, among Collect Holdings, Inc., Collect Acquisition Corp. and NCO Group, Inc.

Item 8.     Fairness of the Transaction

Regulation M-A Item 1014

(a)	Fairness. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

“SPECIAL FACTORS – Background of the Merger”

“SPECIAL FACTORS – Recommendations of NCO’s Special Committee and NCO’s Board of Directors”

“SPECIAL FACTORS – Reasons for the Special Committee’s Recommendation”

“SPECIAL FACTORS – Reasons for the Board’s Recommendation”

“SPECIAL FACTORS – Position of Michael J. Barrist Regarding Fairness of the Merger”

“SPECIAL FACTORS – Certain Financial Projections”

(b)	Factors considered in determining fairness. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

“SPECIAL FACTORS – Background of the Merger”

“SPECIAL FACTORS – Recommendations of NCO’s Special Committee and NCO’s Board of Directors”

“SPECIAL FACTORS – Reasons for the Special Committee’s Recommendation”

“SPECIAL FACTORS – Opinion of the Special Committee’s Financial Advisor”

“SPECIAL FACTORS – Reasons for the Board’s Recommendation”

“SPECIAL FACTORS – Position of Michael J. Barrist Regarding Fairness of the Merger”

“SPECIAL FACTORS – Certain Financial Projections”

“SPECIAL FACTORS – Interests of Executive Officers and Directors in the Merger”

Annex B – Opinion of Credit Suisse Securities (USA) LLC

(c)	Approval of security holders. The merger requires the approval by a majority of the votes cast by all of NCO’s shareholders (other than management participants), voting as a separate class. The filing persons believe that the requirement provides procedural safeguards similar to a requirement that a transaction be approved by a vote of a majority of the unaffiliated shareholders. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

“THE SPECIAL MEETING – Record Date, Quorum and Voting Power”

“THE SPECIAL MEETING – Required Vote”

“SPECIAL FACTORS – Reasons for the Special Committee’s Recommendation”

“THE MERGER AGREEMENT”

ANNEX A – Agreement and Plan of Merger, dated as of July 21, 2006, among Collect Holdings, Inc., Collect Acquisition Corp. and NCO Group, Inc.

(d)	Unaffiliated representative. An unaffiliated representative was not retained to act solely on behalf of unaffiliated security holders for purposes of negotiating the terms of the transaction or preparing a report concerning the fairness of the transaction. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS – Background of the Merger”

“SPECIAL FACTORS – Reasons for the Special Committee’s Recommendation”

“SPECIAL FACTORS – Reasons for the Board’s Recommendation”

“SPECIAL FACTORS – Position of Michael J. Barrist Regarding Fairness of the Merger”

(e)	Approval of directors. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS – Background of the Merger”

“SPECIAL FACTORS – Recommendations of NCO’s Special Committee and NCO’s Board of Directors”

“SPECIAL FACTORS – Reasons for the Special Committee’s Recommendation”

“SPECIAL FACTORS – Reasons for the Board’s Recommendation”

“SPECIAL FACTORS – Interests of Executive Officers and Directors in the Merger”

“THE MERGER AGREEMENT”

ANNEX A – Agreement and Plan of Merger, dated as of July 21, 2006, among Collect Holdings, Inc., Collect Acquisition Corp. and NCO Group, Inc.

(f)	Other offers. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS – Background of the Merger”

“SPECIAL FACTORS – Reasons for the Special Committee’s Recommendation”

“SPECIAL FACTORS – Reasons for the Board’s Recommendation”

Item 9.     Reports, Opinions, Appraisals and Certain Negotiations

Regulation M-A Item 1015

(a)	Report, opinion or appraisal. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS – Background of the Merger”

“SPECIAL FACTORS – Reasons for the Special Committee’s Recommendation”

“SPECIAL FACTORS – Opinion of the Special Committee’s Financial Advisor”

“SPECIAL FACTORS – Reasons for the Board’s Recommendation”

“SPECIAL FACTORS – Position of Michael J. Barrist Regarding Fairness of the Merger”

“THE MERGER AGREEMENT – Representations and Warranties”

Annex B – Opinion of Credit Suisse Securities (USA) LLC

(b)	Preparer and summary of the report, opinion or appraisal. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS – Background of the Merger”

“SPECIAL FACTORS – Reasons for the Special Committee’s Recommendation”

“SPECIAL FACTORS – Opinion of the Special Committee’s Financial Advisor”

“SPECIAL FACTORS – Reasons for the Board’s Recommendation”

“SPECIAL FACTORS – Position of Michael J. Barrist Regarding Fairness of the Merger”

“THE MERGER AGREEMENT – Representations and Warranties”

Annex B – Opinion of Credit Suisse Securities (USA) LLC

(c)	Availability of documents. The reports, opinions or appraisals referenced in this Item 9 will be made available for inspection and copying at the principal executive offices of the Company during its regular business hours by any interested holder of Common Stock or representative who has been so designated in writing. The full text of the written opinion of Credit Suisse Securities (USA) LLC, dated July 21, 2006, is attached to the Proxy Statement as Annex B and is incorporated herein by reference. The presentation, dated July 21, 2006, of Credit Suisse Securities (USA) LLC to the Special Committee of the Board of Directors of the Company is set forth as Exhibit (c)(2) and is incorporated herein by reference. The preliminary presentation, dated July 13, 2006, of Credit Suisse Securities (USA) LLC to the Special Committee of the Board of Directors of the Company is set forth as Exhibit (c)(3) and is incorporated herein by reference.

Item 10.     Source and Amounts of Funds or Other Consideration

Regulation M-A Item 1007

(a)	Source of funds. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS – Background of the Merger”

“SPECIAL FACTORS – Financing”

“SPECIAL FACTORS – Fees and Expenses”

“THE MERGER AGREEMENT”

“ROLLOVER AGREEMENT”

ANNEX A – Agreement and Plan of Merger, dated as of July 21, 2006, among Collect Holdings, Inc., Collect Acquisition Corp. and NCO Group, Inc.

(b)	Conditions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS – Background of the Merger”

“SPECIAL FACTORS – Certain Effects of the Merger”

“SPECIAL FACTORS – Financing”

“THE MERGER AGREEMENT”

ANNEX A – Agreement and Plan of Merger, dated as of July 21, 2006, among Collect Holdings, Inc., Collect Acquisition Corp. and NCO Group, Inc.

(c)	Expenses. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“THE SPECIAL MEETING – Expenses of Proxy Solicitation”

“SPECIAL FACTORS – Background of the Merger”

“SPECIAL FACTORS – Financing”

“SPECIAL FACTORS – Fees and Expenses”

“THE MERGER AGREEMENT – Termination Fees and Expenses”

ANNEX A – Agreement and Plan of Merger, dated as of July 21, 2006, among Collect Holdings, Inc., Collect Acquisition Corp. and NCO Group, Inc.

(d)	Borrowed funds. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”
“SPECIAL FACTORS – Background of the Merger”

“SPECIAL FACTORS – Financing”

ANNEX A – Agreement and Plan of Merger, dated as of July 21, 2006, among Collect Holdings, Inc., Collect Acquisition Corp. and NCO Group, Inc.

Item 11.     Interest in Securities of the Subject Company

Regulation M-A Item 1008

(a)	Securities ownership. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS – Interests of Executive Officers and Directors in the Merger”
“INFORMATION REGARDING THE TRANSACTION PARTICIPANTS”

“COMMON STOCK OWNERSHIP OF DIRECTORS, EXECUTIVE OFFICERS AND CERTAIN BENEFICIAL OWNERS”

(b)	Securities Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“INFORMATION REGARDING THE TRANSACTION PARTICIPANTS”

“TRANSACTIONS IN SHARES OF NCO COMMON STOCK”

Item 12.     The Solicitation or Recommendation

Regulation M-A Item 1012

(d)	Intent to tender or vote in a going-private transaction. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

“THE SPECIAL MEETING – Required Vote”

“THE SPECIAL MEETING – Voting by Current Executive Officers and Directors”

“SPECIAL FACTORS – Reasons for the Special Committee’s Recommendation”

“SPECIAL FACTORS – Reasons for the Board’s Recommendation”

“SPECIAL FACTORS – Purposes and Reasons for the Merger and Plans for NCO after the Merger”

“SPECIAL FACTORS – Interests of Executive Officers and Directors in the Merger”

“ROLLOVER AGREEMENT”

(e)	Recommendations of others. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

“SPECIAL FACTORS – Background of the Merger”

“SPECIAL FACTORS – Recommendations of NCO’s Special Committee and NCO’s Board of Directors”

“SPECIAL FACTORS – Reasons for the Special Committee’s Recommendation”

“SPECIAL FACTORS – Reasons for the Board’s Recommendation”

“SPECIAL FACTORS – Position of Michael J. Barrist Regarding Fairness of the Merger”

“SPECIAL FACTORS – Purposes and Reasons for the Merger and Plans for NCO after the Merger”

“ROLLOVER AGREEMENT”

Item 13.     Financial Information

Regulation M-A Item 1010

(a)	Financial information. The audited financial statements of NCO Group, Inc. for the years ending December 31, 2005 and 2004 are incorporated herein by reference to NCO Group, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2005 and the unaudited financial statements for the quarters ended March 31, 2006 and June 30, 2006 are incorporated herein by reference to NCO Group, Inc.’s Quarterly Reports on Form 10-Q for the quarters ended March 31, 2006 and June 30, 2006, respectively. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY FINANCIAL INFORMATION”

“WHERE YOU CAN FIND MORE INFORMATION”

(b)	Pro Forma Information. Not applicable.

Item 14.     Persons/Assets, Retained, Employed, Compensated or Used

Regulation M-A Item 1009

(a)	Solicitations or recommendations. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

“THE SPECIAL MEETING – Voting by Current Executive Officers and Directors”

“THE SPECIAL MEETING – Expenses of Proxy Solicitation”

“SPECIAL FACTORS – Background of the Merger”

“SPECIAL FACTORS – Recommendations of NCO’s Special Committee and NCO’s Board of Directors”

“SPECIAL FACTORS – Interests of Executive Officers and Directors in the Merger”

“SPECIAL FACTORS – Fees and Expenses”

(b)	Employees and corporate assets. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

“THE SPECIAL MEETING – Voting by Current Executive Officers and Directors”

“THE SPECIAL MEETING – Expenses of Proxy Solicitation”

“SPECIAL FACTORS – Background of the Merger”

“SPECIAL FACTORS – Recommendations of NCO’s Special Committee and NCO’s Board of Directors”

“SPECIAL FACTORS – Interests of Executive Officers and Directors in the Merger”

“SPECIAL FACTORS – Fees and Expenses”

Item 15.     Additional Information

Regulation M-A Item 1011

(b)	Other material information. The information set forth in the Proxy Statement and annexes thereto filed contemporaneously herewith is incorporated in its entirety herein by reference.

Item 16.     Exhibits

Regulation M-A Item 1016

(a)(1)	Preliminary Proxy Statement of NCO Group, Inc. on Schedule 14A filed by NCO Group, Inc. with the Securities and Exchange Commission on September 22, 2006, (the “Disclosure Statement”), incorporated by reference herein.

(a)(2)	Letter to Shareholders of NCO Group, Inc., incorporated herein by reference to the Disclosure Statement.

(a)(3)	Notice of Special Meeting of Shareholders of NCO Group, Inc., incorporated herein by reference to the Disclosure Statement.

(a)(4)	Form of proxy card, incorporated herein by reference to the Disclosure Statement.

(a)(5)	Press release issued by NCO Group, Inc., dated as of July 24, 2006, incorporated herein by reference to the Current Report on Form 8-K filed by NCO Group, Inc. with the Securities and Exchange Commission on July 24, 2006.

(a)(6)	Press release issued by NCO Group, Inc., dated as of July 31, 2006, incorporated herein by reference to the Current Report on Form 8-K filed by NCO Group, Inc., with the Securities and Exchange Commission on August 1, 2006.

(a)(7)	Letter to Employees of NCO Group, Inc., incorporated herein by reference to the soliciting materials pursuant to § 240.14a−12 filed by NCO Group, Inc. with the Securities and Exchange Commission on July 28, 2006.

(a)(8)	Press Release issued by NCO Group, Inc., dated as of August 15, 2006, incorporated herein by reference to the Current Report on Form 8-K filed by NCO Group, Inc., with the Securities and Exchange Commission on August 16, 2006.

(b)(1)	Equity Commitment Letter, dated as of July 21, 2006, between One Equity Partners II, L.P. and Collect Holdings, Inc.*

(b)(2)	Debt Commitment Letter, dated July 18, 2006, among Morgan Stanley Senior Funding, Inc., J.P. Morgan Securities Inc. and JPMorgan Chase Bank, N.A. and One Equity Partners II, L.P.*

(b)(3)	Amendment to Debt Commitment Letter, dated August 2, 2006, among Morgan Stanley Senior Funding, Inc., Morgan Stanley & Co. Incorporated, J.P. Morgan Securities Inc. and JPMorgan Chase Bank, N.A. and One Equity Partners II, L.P.*

(c)(1)	Opinion of Credit Suisse Securities (USA) LLC, dated July 21, 2006, incorporated herein by reference to Annex B to the Disclosure Statement.

(c)(2)	Presentation of Credit Suisse Securities (USA) LLC to the Special Committee of the Board of Directors of NCO Group, Inc., dated July 21, 2006.*

(c)(3)	Preliminary Presentation of Credit Suisse Securities (USA) LLC to the Special Committee of the Board of Directors of NCO Group, Inc., dated July 13, 2006.*

(d)(1)	Agreement and Plan of Merger, dated as of July 21, 2006, among Collect Holdings, Inc., Collect Acquisition Corp. and NCO Group, Inc., incorporated herein by reference to Annex A to the Disclosure Statement.

(d)(2)	Rollover Agreement, dated as of July 21, 2006, by and among Collect Holdings, Inc., Michael Barrist and the other individuals and entities party thereto.*

(d)(3)	Irrevocable Proxy Agreement by and between Annette H. Barrist and Michael J. Barrist.

(f)	Not applicable.

(g)	None.

____________________________

* Previously filed on August 14, 2006.

SIGNATURES

     After due inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of September 22, 2006.

NCO GROUP, INC.

By:	/s/ John R. Schwab

Name:	John R. Schwab
Title:	Executive Vice President,
Finance and Chief Financial Officer

MICHAEL J. BARRIST

By:	/s/ Michael J. Barrist

Michael J. Barrist

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EXHIBIT INDEX

(a)(1)	Preliminary Proxy Statement of NCO Group, Inc. on Schedule 14A filed by NCO Group, Inc. with the Securities and Exchange Commission on September 22, 2006, (the “Disclosure Statement”), incorporated by reference herein.

(a)(2)	Letter to Shareholders of NCO Group, Inc., incorporated herein by reference to the Disclosure Statement.

(a)(3)	Notice of Special Meeting of Shareholders of NCO Group, Inc., incorporated herein by reference to the Disclosure Statement.

(a)(4)	Form of proxy card, incorporated herein by reference to the Disclosure Statement.

(a)(5)	Press release issued by NCO Group, Inc., dated as of July 24, 2006, incorporated herein by reference to the Current Report on Form 8-K filed by NCO Group, Inc. with the Securities and Exchange Commission on July 24, 2006.

(a)(6)	Press release issued by NCO Group, Inc., dated as of July 31, 2006, incorporated herein by reference to the Current Report on Form 8-K filed by NCO Group, Inc., with the Securities and Exchange Commission on August 1, 2006.

(a)(7)	Letter to Employees of NCO Group, Inc., incorporated herein by reference to the soliciting materials pursuant to § 240.14a−12 filed by NCO Group, Inc. with the Securities and Exchange Commission on July 28, 2006.

(a)(8)	Press Release issued by NCO Group, Inc., dated as of August 15, 2006, incorporated herein by reference to the Current Report on Form 8-K filed by NCO Group, Inc., with the Securities and Exchange Commission on August 16, 2006.

(b)(1)	Equity Commitment Letter, dated as of July 21, 2006, between One Equity Partners II, L.P. and Collect Holdings, Inc.*

(b)(2)	Debt Commitment Letter, dated July 18, 2006, among Morgan Stanley Senior Funding, Inc., J.P. Morgan Securities Inc. and JPMorgan Chase Bank, N.A. and One Equity Partners II, L.P.*

(b)(3)	Amendment to Debt Commitment Letter, dated August 2, 2006, among Morgan Stanley Senior Funding, Inc., Morgan Stanley & Co. Incorporated, J.P. Morgan Securities Inc. and JPMorgan Chase Bank, N.A. and One Equity Partners II, L.P.*

(c)(1)	Opinion of Credit Suisse Securities (USA) LLC, dated July 21, 2006, incorporated herein by reference to Annex B to the Disclosure Statement.

(c)(2)	Presentation of Credit Suisse Securities (USA) LLC to the Special Committee of the Board of Directors of NCO Group, Inc., dated July 21, 2006.*

(c)(3)	Preliminary Presentation of Credit Suisse Securities (USA) LLC to the Special Committee of the Board of Directors of NCO Group, Inc., dated July 13, 2006.*

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(d)(1)	Agreement and Plan of Merger, dated as of July 21, 2006, among Collect Holdings, Inc., Collect Acquisition Corp. and NCO Group, Inc., incorporated herein by reference to Annex A to the Disclosure Statement.

(d)(2)	Rollover Agreement, dated as of July 21, 2006, by and among Collect Holdings, Inc., Michael Barrist and the other individuals and entities party thereto.*

(d)(3)	Irrevocable Proxy Agreement by and between Annette H. Barrist and Michael J. Barrist.

(f)	Not applicable.

(g)	None.

____________________________

* Previously filed on August 14, 2006.